[LOGO]
                                                        MAILING ADDRESS
                                                        P.O. Box 3165
                                                        Harrisburg, PA 17105
                                                        GENERAL OFFICE
                                                        30 Hunter Lane
PRESS RELEASE                                           Camp Hill, PA 17011
For Further Information Contact:

       CONTACTS:  MEDIA:                             INVESTORS:

                  SUZANNE MEAD                       FRANK BERGONZI
                  VP Corporate Communications        Executive VP and CFO
                  (717) 975-5887                     (717) 975-5750


                             JOELE FRANK
                             Abernathy MacGregor Scanlon
                             (212) 371-5999

FOR IMMEDIATE RELEASE

                RITE AID CORPORATION AND REVCO COMBINE TO CREATE
                        NATION'S LARGEST DRUGSTORE CHAIN

            MERGER CREATES COMPANY WITH OVER $11 BILLION IN REVENUES

               CASH TENDER SCHEDULED TO COMMENCE EARLY NEXT WEEK
                            ------------------------

     CAMP HILL, PA (November 30, 1995)--Rite Aid Corporation (RAD: NYSE, PSE) and Revco D.S., Inc. (RXR: NYSE) today announced that they have entered into a definitive merger agreement in which Rite Aid would acquire Revco. The merger creates the nation's largest drugstore chain with expected annualized revenues of over $11 billion and more than 4,500 stores in 22 states and the District of Columbia. The transaction is expected to be accretive to Rite Aid's earnings per share by the end of the first year of operations following the merger.

     Under the agreement, Rite Aid would purchase, in a first-step tender offer, at least 50.1% of the outstanding shares of Revco on a fully-diluted basis for $27.50 per share in cash and the remainder of the outstanding shares would be converted into Rite Aid stock in a second-step merger. As described below, the value of Rite Aid shares to be received for each Revco share in the second-step merger will increase to the extent the average value of Rite Aid stock is greater that $27.50 per share during a pricing period and will decrease if the average value of Rite Aid stock is less than $27.50 per share during such pricing period, but in no event will more than 1.125 shares or less than .91666 shares of Rite Aid stock be issued for each Revco share in the merger.

     The tender offer is not conditioned on obtaining financing. The total value of the merger is approximately $1.8 billion.

     The merger, which was approved by each company's Board of Directors, is expected to be completed in the first quarter of 1996. The tender offer is scheduled to commence early next week.

     Martin Grass, Chairman of the Board of Directors and Chief Executive Officer of Rite Aid, said, 'The combination of these two great companies will create the preeminent retail drugstore chain in the United States. This transaction will nearly double our revenues and number of stores. Our significant investment in technology and infrastructure coupled with our innovative management changes have prepared us to seize the competitive advantage this merger represents. We anticipate a quick and smooth integration of the two companies.

     'The merger will increase Rite Aid's competitive advantage in our prescription benefits management subsidiary, Eagle Managed Care,' Mr. Grass continued. 'The addition of Revco's mail order capacity, as well as the increased number of outlets available in the combined entity, complements and broadens Rite Aid's managed healthcare delivery system. This expanded capacity is important leverage in attracting new contracts to the company.

     'We will be the best-positioned retail drugstore chain in the country to compete with the three large vertically integrated pharmacy benefit managers owned by the major pharmaceutical manufacturers. This combination should allow Rite Aid to offer customers the most competitive pharmacy prescription prices and services.'

     D. Dwayne Hoven, President and Chief Executive Officer of Revco, said, 'In an environment of consolidation, Revco's Board of Directors felt that this offer was fair and reasonable and in the best interest of our stockholders. This offer is the culmination of one of the most remarkable turnarounds in corporate history. We built a company with productive real estate, clean inventories and great people. Revco people should not lose sight of what they have accomplished.'

     Rite Aid expects to achieve synergies of $156 million through elimination of overlapping positions, streamlining distribution, reducing redundant advertising, and enhanced purchasing power. As in past Rite Aid mergers, Rite Aid will provide excellent severance packages, including out-placement counseling, to all affected personnel. Following completion of the merger, the Revco stores will operate under the Rite Aid banner. The headquarters of Rite Aid will remain in Camp Hill, Pennsylvania.

     Rite Aid indicated that it plans to take a pre-tax charge to earnings of $163 million to cover the cost of integrating the two companies. Rite Aid anticipates that only a small percentage of the combined company's stores will be closed. A decision on which drugstores will be closed will occur after the merger is completed.

     The merger agreement provides for Ocean Acquisition Corporation, a subsidiary of Rite Aid, to make a cash tender offer for at least 50.1% of the outstanding shares of common stock of Revco on a fully diluted basis at a price of $27.50 per share. The tender offer will be followed by a second-step merger in which each share of Revco not acquired in the tender offer will be converted into the right to receive Rite Aid common stock and/or, under certain circumstances, cash.

     The per share value of Rite Aid common stock which stockholders of Revco would receive in the second-step merger will be determined during a randomly selected fifteen-day pricing period during the forty trading days ending five days before the meeting of stockholders of Revco to consider the merger. Stockholders of Revco would receive one share of Rite Aid common stock if the average market value of Rite Aid common stock during the pricing period is $27.50.

     If the average value of Rite Aid common stock is greater than $27.50 during the selected fifteen-day pricing period, stockholders of Revco will receive, for each Revco share, Rite Aid common stock having a value of $27.50 plus 50% of the increase in market value of Rite Aid common stock over $27.50, provided that in no event would Rite Aid issue less than .91666 shares of Rite Aid common stock for each Revco share in the merger. Similarly, if the average value of Rite Aid common stock during the pricing period is less than $27.50, stockholders of Revco will receive, for each Revco share, Rite Aid common stock having a value of $27.50 less 50% of the decrease in market value of Rite Aid common stock below $27.50, provided that in no event would Rite Aid issue more than 1.125 shares of Rite Aid common stock.

     If the average value of Rite Aid common stock during the pricing period is less than $27.50, Rite Aid would have the option of delivering, for each Revco share, one share of Rite Aid common stock plus cash in an amount equal to 50% of the decrease in market value of Rite Aid common stock below $27.50, provided that in no event would more than $2.75 per Revco share be paid in cash.

     In the event that the stockholders of Rite Aid do not approve the issuance of Rite Aid common stock pursuant to the merger, but all conditions to the merger are otherwise satisfied or waived, each Revco share would be converted into the right to receive a combination of cash and shares of Rite Aid common stock (determined based on the formulas described above) representing in the aggregate 19.9% of Rite Aid's outstanding shares.

     Rite Aid also stated that it has entered into a stockholder agreement with Zell/Chilmark Fund L.P., the major stockholder of Revco, pursuant to which Zell/Chilmark has agreed to tender its Revco shares (representing approximately
19.7 % of Revco's outstanding shares) into Rite Aid's tender offer and to vote in favor of the

                                       2

merger. Revco has granted Rite Aid an option to purchase 19.9% of Revco's shares under certain circumstances at $27.50 per share.

     The tender offer is conditioned on, among other things, the valid tender of 50.1% of the outstanding Revco shares on a fully diluted basis and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     Donaldson, Lufkin & Jenrette Securities Corporation provided a fairness opinion for Rite Aid. Morgan Stanley & Co. Incorporated provided a fairness opinion for Revco.

     Revco D.S., Inc., based in Twinsburg, Ohio, operates over 2,100 stores in 14 Midwestern, Southeastern and Eastern states and has annual sales of approximately $4.4 billion.

     Rite Aid Corporation, based in Camp Hill, Pennsylvania, is the nation's largest drugstore chain, with over 2,700 stores in 21 states and the District of Columbia.

     General information about Rite Aid including corporate background and press releases is available, free of charge, through the company's News-On-Demand fax service at 800-916-7788.

                                       3